Form 20-F
period 2013-04-26
Macau Resources Group Ltd
filed 2015-02-23
CIK 1557436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: April 26, 2013

For the transition period from ___________________________ to ___________________________

Commission file number 333-185939

MACAU RESOURCES GROUP LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 203, 2/F, 139-141 Wai Yip Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Michael Foxman

600 17th Street, Suite 2800 South

Denver, CO 800202

Tel: +1 (303) 505 0966

Fax:

mfoxman@riskwisegroup.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, no par value per share

(Title of each class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,270,840 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes ☐ No

ii

iii

INTRODUCTION

As used in this Shell Company Report on Form 20-F (this “Shell Company Report”), unless otherwise indicated, the “Company,” “Macau Resources”, “we,” “us” and “our” refer to Macau Resources Group Limited, a company formed in the British Virgin Islands.

Our financial statements are set out on pages F-1 to F-14 of this Shell Company Report (refer to Item 18 “Financial Statements”).

References to “Ordinary Shares” are to our ordinary shares, no par value per share.

Our fiscal year ends on December 31 and references in this Shell Company Report to any specific fiscal year are to the twelve month period ended on December 31 of such year.

FORWARD-LOOKING STATEMENTS

This Shell Company Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Shell Company Report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics And Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following summary combined financial data for the period from May 20, 2011 (Inception) to December 31, 2011 and for the year ended December 31, 2012 and as of December 31, 2011 and 2012 have been derived from the Company’s audited combined financial statements included in this Shell Company Report beginning on page F-1. Certain factors that affect the comparability of the information set forth in the following table are described in the “Operating and Financial Review and Prospects,” and such financial statements and the related notes thereto included elsewhere in this Shell Company Report. All financial information reported below is in U.S. Dollars.

Combined Statements of Operations and Other Comprehensive Loss Data:	For the Year Ended December 31, 2012	For the Period from May 20, 2011(Inception) to December 31, 2011

Revenue from VIP Gaming Operations	$32,196,128	$22,553,148
Total Expenses	31,120,460	16,826,684
Operating income (loss) including pre-acquisition earnings	1,075,668	5,726,464
Prior owners interest in pre-acquisition (profits) losses	(1,080,051)	(5,727,620)
Net loss attributable to ordinary shareholders	(4,383)	(1,156)
Comprehensive loss	(4,388)	$(1,159)
Net loss per share – Basic and Diluted	*	*
Weighted average common equivalent shares outstanding – Basic and Diluted	14,295,836	14,295,836

* Less than $0.01 per share.

Combined Balance Sheet Data:	As of December 31, 2012	As of December 31, 2011

Total Assets, all Current	$358,923	$87,212
Total Liabilities	$8,227,753	$5,757,886

Total shareholders’ deficit	$(7,868,830)	$(5,670,674)

Cash flows provided by (used in) operating activities:	Year Ended December 31, 2012		(Date of Inception) To December 31, 2011
Net loss attributable to ordinary shareholders		$(4,383)	$(1,156)
Net Cash provided by (used in) operating activities		2,171,680	5,665,468
Cash flows provided by (used in) financing activities
Net cash provided by (used in) financing activities			(5,665,469)
Cash and cash equivalents at end of period	$		$-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating To Our Business

We are a development stage company and may never acquire an operating business.

Although we previously had an operating business, we are currently a development stage company with no operations. Our ability to commence operations is dependent upon obtaining financing and the assets to start our business. Since we do not currently have any agreements in place, you will have no basis upon which to evaluate our ability to achieve our business objective. We will not generate any revenues until we begin to operate a business.

We may issue common or preferred shares or debt securities to begin operating, which would reduce the equity interest of our stockholders.

Although we have no commitment to do so as of the date of this filing, we may issue a substantial number of additional ordinary shares or preferred shares, or a combination of ordinary and preferred shares, to acquire a business. The issuance of additional shares:

•	may significantly reduce your investment;

•	may subordinate the rights of holders of ordinary shares if we issue preferred shares with rights senior to those afforded to our ordinary shares;

•	may cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after the acquisition of a business are insufficient to repay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

We are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

While we intend to focus our efforts to start a business in the slot leasing and gaming technology industries, we are not limited in this respect. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate. To the extent we acquire a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities. In addition,, we cannot assure you that we will properly ascertain or assess all of the significant risk factors related to a business that we begin to operate.

Because of our limited resources, other companies may have a competitive advantage over us.

We expect to encounter intense competition from other companies seeking to start or acquire businesses in the slot leasing and gaming technology industries. Many of these entities are well established and have extensive experience in starting businesses in those industries. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. This inherent competitive limitation gives others an advantage in developing competitive businesses.

Since we plan to operate a business outside of the United States, we would be subject to a variety of additional risks that may negatively impact our business operations and financial results.

Since we plan to operate a business outside of the United States, we will be subject to a number of risks associated with companies operating outside of the United States, including any of the following:

•	rules and regulations or currency redemption or corporate withholding taxes on individuals;

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	inflation;

•	economic policies and market conditions;

•	unexpected changes in regulatory requirements;

•	challenges in managing and staffing international operations;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	currency fluctuations;

•	challenges in collecting accounts receivable;

•	cultural and language differences;

•	protection of intellectual property; and

•	employment regulations.

We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

Since we plan to operate a business outside of the United States, foreign laws will likely govern all of our material agreements and we may not be able to enforce our legal rights.

Since we plan to operate a business outside of the United States, the laws of the country in which we operate will govern almost all of the material agreements relating to our operations. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available in the applicable jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

If we begin operating a business through contractual arrangements, such contracts may not be as effective in providing operational control as direct ownership of such business and may be difficult to enforce.

We may begin operating a business that is reliant on our having control through contractual arrangements because the jurisdiction in which we will operate has restricted or limited foreign ownership of certain kinds of assets and companies operating in certain industries. The industry groups that are restricted are wide ranging, including, for example, certain aspects of telecommunications, food production, and heavy equipment manufacturers. Subject to the review and approval requirements of the relevant agencies for acquisitions of assets and companies in the relevant jurisdictions and subject to the various percentage ownership limitations that exist from time to time, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted local parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company which may provide exceptions to the merger and acquisition regulations mentioned above since these types of arrangements typically do not involve a change of equity ownership in the operating company. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of local parties who would be our nominees and, therefore, may exempt the transaction from certain regulations, including the application process required thereunder.

However, since there has been limited implementation guidance provided with respect to such regulations, the relevant government agency might apply them to a business combination effected through contractual arrangements. If such an agency determines that such an application should have been made or that our potential future target businesses are otherwise in violation of local laws or regulations, consequences may include confiscating relevant income and levying fines and other penalties, revoking business and other licenses, requiring restructure of ownership or operations, requiring discontinuation or restriction of the operations of any portion or all of the acquired business, restricting or prohibiting our use of the proceeds of this offering to finance our businesses and operations and imposing conditions or requirements with which we or potential future target businesses may not be able to comply. These agreements likely also would provide for increased ownership or full ownership and control by us when and if permitted under local laws and regulations. If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights. Therefore, these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under local law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Contractual arrangements we enter into with potential future subsidiaries and affiliated entities or acquisitions of offshore entities that conduct operations through may be subject to a high level of scrutiny by the relevant tax authorities.

Under the laws of certain jurisdictions, arrangements and transactions among related parties may be subject to audit or challenge by the relevant tax authorities. If any of the transactions we enter into with potential future subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under local law, the relevant tax authorities may have the authority to disallow any tax savings, adjust the profits and losses of such potential future local entities and assess late payment interest and penalties. A finding by the relevant tax authorities that we are ineligible for any such tax savings, or that any of our possible future affiliated entities are not eligible for tax exemptions, would substantially increase our possible future taxes and thus reduce our net income and the value of a shareholder’s investment.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls and may require us to have such system audited by an independent registered public accounting firm. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We will face competition for qualified and skilled employees.

Our business success will depend, in large part, on our ability to attract, train, motivate and retain a sufficient number of qualified and skilled employees. Increasing competition for a limited number of qualified employees could force us to raise the salaries of current employees or to pay higher wages to attract new employees, which could cause labor costs to increase. If we are unable to attract and retain a sufficient number of qualified employees, or if we encounter a significant increase in labor costs due to salary increases, our ability to compete effectively with competitors.

We are dependent to a large degree on the efforts, skills and continued service of certain key management .

We are dependent to a large degree on the efforts, skills and continued service of Michael Foxman and Cheok Va Lam. The loss of any of these key management personnel would likely have a material adverse effect on our business. Therefore, if these individuals, for whatever reason, were no longer able or willing to perform such services, our operations would be materially and adversely affected. Our success also depends upon our ability to attract, hire and retain qualified operating, marketing, financial and technical personnel in the future. Given the intense competition for qualified management personnel in the industry, there can be no assurance that we will be able to continue to hire or retain such key personnel. We do not maintain any key person insurance.

If we fail to maintain an effective internal control and accounting system, we may be unable to report our financial results accurately or detect and prevent fraud and criminal activities.

We dedicate a significant amount of management, operational and financial resources to enhance and maintain our internal control and accounting systems, which has increased our administrative and other operating expenses. Although we review our internal control policies and procedures on an ongoing basis, we cannot assure you that we will be able to enhance and maintain our internal controls successfully, which may result in us being unable to report our financial results accurately or detect and prevent fraud and criminal activities. Effectiveness of our internal control systems and procedures may also be adversely affected by misjudgment, clerical mishandling and errors, reporting errors or our limited resources in making accurate, complete, updated evaluations. Any deficiency in our internal controls could adversely affect management’s ability to monitor, evaluate and manage our business and operations, or lead to substantial business or operational risk or inaccurate financial and regulatory reporting. Therefore, a failure to implement and maintain an effective internal control system to detect and prevent fraud and to accurately report our results could materially and adversely affect our business, financial condition and results of operations and subject us to legal or regulatory sanctions.

Non-compliance with the Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States public companies from engaging in bribery of or making other prohibited payments to foreign officials to obtain or retain business. If violations of the foreign corrupt practices act were to occur, we could suffer penalties that may have a material adverse effect on our business, financial condition and results of operations.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

U.S. listed companies with substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies in recent years. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed China- based companies that have been the subject of such scrutiny decreased sharply in value. Many of these companies have been subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations. If we become the subject of any such scrutiny, regardless of the veracity of the allegations, we may have to expend significant time and resources to investigate such allegations and/or defend ourselves and our stock price could decline as a result of such allegations.

Unfavorable changes in currency exchange rates may cause fluctuations in the value of our investment in Macau.

Our business transactions, assets and liabilities are principally denominated in Hong Kong dollars, our functional currency. Our combined financial statements are presented in U.S. dollars, which is our reporting currency. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years. The exchange linkages of the Hong Kong dollar and the U.S. dollar are subject to potential changes due to, among other things, Chinese and Hong Kong governmental policies and international economic and political developments.

In the event of unfavorable Hong Kong dollar exchange rate changes as against the U.S. dollar, our obligations that are denominated in U.S. dollars would increase in Hong Kong dollar terms and our results of operations may be adversely affected.

Risks Related to Our Business Structure and Securities

As a result of our status as a foreign private issuer, publicly disseminated information about us may be limited.

In accordance with the rules applicable to foreign private issuers, we are exempt from certain requirements under the Securities and Exchange Act of 1934, as amended (“Exchange Act”) relating to the furnishing and content of proxy statements and certain periodic reports. As a result, the publicly disseminated information available to our shareholders and others may not be as extensive as would be required if we did not have such status.

Our officers and directors have significant influence over us and their interests may differ from those of the public shareholders.

As of December 23, 2014, our officers and directors hold 81.8% of the total outstanding shares of our Company. As a result of their substantial equity and voting interests, our officers and directors will, when acting together, have significant influence in, among other things, the election of a majority of our directors, including the collective ability to nominate directors; the appointment and change of our management; our legal and capital structure; and our day-to-day operations. They also enact influence over approving material mergers, acquisitions, dispositions and other business combinations, as well as approving any other material transactions and financings. These actions may be taken in many cases without the approval of the independent non-executive directors or other shareholders and the interests of our officers and directors may conflict with the interests of the public shareholders.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2014 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2014 taxable year, there can be no assurance in respect to our PFIC status for our 2014 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2015) taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

Item 4.	Information on the Company

A.	History and Development of the Company

Macau Resources Group Limited is a British Virgin Islands company formed on October 28, 2011 to acquire 100% of the profits interest (the “Profits Interest”) derived from the promoter of the Hung Lei VIP Room located in the Galaxy Resort Hotel in Macau, China. There are no other promoters for the Hung Lei VIP Room. Our corporate affairs are governed by our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, the Act and the common law of the British Virgin Islands.

The address and telephone number of our registered office in the British Virgin Islands, which is the office and telephone number of Forbes Hare, our registered agent, is Qwomar Building, PO Box 4649, Road Town, Tortola VG1110, British Virgin Islands, (+1) 284 494 1890. The address and telephone number of our principal place of business is Room 203, 2/F, 139-141 Wai Yip Street, Kwun Tong, Kowloon, Hong Kong.

On April 26, 2013, Macau Resources completed its acquisition of Israel Growth Partners Acquisition Corp. (“IGPAC”). The acquisition was made pursuant to a Merger Agreement entered into as of August 28, 2012, among IGPAC, Macau Resources and the shareholders of Macau Resources (the “Shareholders”), as amended by Amendment No. 1 to Merger Agreement dated as of January 8, 2013, among IGPAC, Macau Resources and the Shareholders (as so amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, IGPAC merged with and into Macau Resources (the “Merger”). As a result of the Merger, IGPAC ceased to exist and Macau Resources survived as a British Virgin Islands company limited by shares. At the effective time of the Merger, all outstanding shares of capital stock of IGPAC held by the stockholders of IGPAC were converted into the right to receive 0.05 validly issued, fully paid and non-assessable Ordinary Shares, subject to any adjustments made pursuant to the Merger Agreement, and each of the Class Z Warrants of IGPAC was converted into one substantially equivalent warrant to purchase Ordinary Shares (the “Macau Warrants”), subject to the terms of the Merger Agreement. Following the Merger, the Ordinary Shares and the Macau Warrants were quoted on the OTC Bulletin Board under the symbols “MRGLF” and “MRGPF,” respectively. The Macau Warrants have since expired by their terms.

On January 1, 2014, we entered into an agreement terminating our rights to the Profits Interest, which effectively terminated our business as a VIP Gaming Room Promoter and resulted in our becoming a shell company without an operating business.

On September 5, 2014, (i) Sino-America Gaming Investment Group, LLC, which is owned and controlled by Michael Foxman, acquired 11,242,002 of our shares from Long Jin Chung and Bo Wang (the “Controlling Shares”), (ii) each of our then officers and directors other than Cheok Va Lam resigned from their positions with us, (iii) Michael Foxman was appointed a director, and (iii) James Preissler was appointed our Chief Financial Officer.

B.	Business Overview

Prior to January 1, 2014, our business was to operate as a VIP Gaming Room Promoter, as described further below. As of September 5, 2014, upon the acquisition of the Controlling Shares by Sino-America, our business focus changed to starting a business in the slot leasing and gaming technology industries. We do not currently have any operations and are a shell company.

Prior Business

The Macau Gaming Industry

Macau is a part of the territory of the People’s Republic of China (the “PRC”), located on China’s southeast coast to the west of the Pearl River delta. The Macau Special Administrative Region (the “MSAR”) was established on December 20, 1999, after Macau was administered by Portugal for more than 400 years. Macau consists of the Macau peninsula and the islands of Taipa and Coloane. Three bridges link the peninsula to Taipa while the two islands are connected by the land reclamation area known as Cotai.

The gaming industry and tourism comprise the largest components, and are the major growth drivers, of Macau’s economy.

Macau VIP Gaming Market

VIP gaming rooms are well appointed suites generally located within a large casino that provide luxury accommodations and privacy exclusively for gambling by high-tier gaming patrons. VIP gaming has historically been the major component of Macau’s gaming industry. VIP gaming patrons are typically high-stakes gaming patrons who play VIP baccarat almost exclusively in dedicated VIP gaming rooms or designated casino areas. VIP gaming operations are generally less subject to seasonal variations than, and face limited competition from, mass market gaming operations and non-casino gaming activities.

VIP gaming patrons are usually brought to VIP gaming rooms by VIP gaming promoters. Marketing and promotion of VIP gaming rooms through this business model is implemented between concessionaires that are granted licenses to operate casinos and casino games in Macau (or sub-concessionaires that operate casinos and casino games under an administrative contract with a concessionaire) and their gaming promoters. Gaming promoters, particularly VIP gaming promoters, are incentivized to bring VIP gaming patrons to designated VIP gaming rooms by compensation systems based on the net-win of the VIP gaming rooms and/or the amount of non-redeemable chips sold in the VIP gaming rooms pursuant to contracts with a concessionaire or sub-concessionaire.

Concessionaires and Sub-Concessionaires

Six entities are currently authorized to operate casinos in Macau as either concessionaires or sub-concessionaires:

Concessionaires:

•	Sociedade de Jogos de Macau, S.A. (“SJM”);

•	Galaxy Casino, S.A. (“Galaxy”); and

•	Wynn Resorts (Macau), S.A. (“Wynn Macau”).

Sub-Concessionaires:

•	Venetian Macau, S.A. (“Venetian Macau”);

•	Melco PBL Gaming (Macau) Limited (“Melco PBL”); and

•	MGM Grand Paradise Limited (“MGM Grand Paradise”).

These concessionaires and sub-concessionaires have committed to invest in Macau pursuant to their respective concession and sub- concession contracts in order to develop projects such as casinos, hotels, convention facilities and facilities for retailing, dining, entertainment and recreation. Macau Resources believes that the substantial financial commitment by the concessionaires and sub-concessionaires will stimulate further revenue growth in Macau’s gaming and tourism industries.

VIP Gaming Promoters

The gaming promoter system began in Las Vegas in the mid-1950s. In Las Vegas, gaming promoters are also known as casino junket agents. In those days, casino operators would hire representatives to fill a plane with qualified patrons. Typically, the patrons might receive free airfare, free hotel accommodations, free meals and free shows in exchange for their commitment to gamble a specific number of hours per day at an explicit average bet size. The casinos believed that the patrons would lose more than their out of pocket expenses for bringing, housing and feeding them. Today, junket agents function in a very similar way in Las Vegas, with the number of free items a patron receives based on the number of chips that patron turns over.

VIP Gaming Promotion in Macau

Unlike in Las Vegas, the gaming promoter system in Macau developed to promote VIP gaming operations. A VIP gaming room is an individual room within a casino specifically designed and designated for VIP room gaming patrons’ usage only. A VIP gaming room has its own cage, which functions as a financial vehicle between the casino and the VIP gaming promoter. All property in the VIP gaming room belong to the casino, the dealers and the gaming managers are employees of the casino, and the gaming operations of a VIP gaming room are run by the casino. In effect, only the marketing efforts have been contracted out to the VIP gaming promoters, which efforts include the making of loans to agents and collaborators. Unlike in Las Vegas, in Macau, it is this VIP room gaming segment, not the mass market, that is driving the growth of its gaming industry.

Initially, U.S. companies operating in Macau did not emphasize the importance of VIP gaming rooms. However, these U.S. companies quickly realized the importance of VIP gaming rooms, as demonstrated by disclosures contained in the prospectuses of a number of companies operating casinos in Macau, including Melco Crown Entertainment Limited, SJM Holdings Limited, Wynn Macau, Limited, and Sands China Ltd. Such disclosures indicate that the various casino operators rely on VIP gaming promoters to generate revenue. Because VIP gaming promoters play such an important role in the Macau gaming industry, they are heavily regulated by the government.

The gaming promoter system in Macau was developed to promote VIP gaming operations. A VIP gaming promoter enters into a gaming promoter agreement (sometimes referred to as junket representative agreements) with the concessionaire or sub-concessionaire pursuant to which the VIP gaming promoter agrees to provide promotional services to the concessionaire or sub-concessionaire in consideration for a commission or other forms of remuneration, including, for example, a share of net-win from the VIP gaming room, fees and allowances. The VIP gaming promoters then enter into arrangements with the junket agents (also known as collaborators) who have the direct relationship with the gaming patrons and are relied upon by the VIP gaming promoters to direct gaming patrons to their VIP gaming rooms. It should be noted that a concessionaire or sub-concessionaire may enter into gaming promoter agreements with multiple VIP gaming promoters for operating at a single casino, all in competition with each other.

Under the gaming promoter agreements, VIP gaming promoters are required to purchase non-negotiable chips from the concessionaires/sub-concessionaires and provide them to VIP gaming patrons either directly or indirectly through their junket agents. The gaming promoter agreement may be terminated by (i) mutual agreement, or (ii) if any party to the agreement cannot carry out its obligations under the agreement and this results in a material breach of the terms of the agreement. In addition, the agreement is voidable upon the death or deregistration of the VIP gaming promoter or the bankruptcy of any party to the agreement. Unless an agreement is terminated or notice is served by a party thirty days prior to the date on which the agreement expires, the agreement will be automatically renewed for a period of one to five years until the end of the term of the concessionaires or sub-concessionaires’ concessions.

Credit Arrangements

The parties involved in VIP gaming frequently enter into various credit arrangements, the ultimate goal of which is to provide credit to the gaming patrons for their gaming activities. Thus, casino concessionaires and sub-concessionaires may grant credit to VIP gaming promoters who, in turn, may extend credit to the agents or collaborators who have the direct relationships with the gaming patrons. The agents then may extend credit to the gaming patrons. Such credit facilities may or may not be secured, depending upon the creditworthiness of the borrowers and the relationship between the lender and borrower. In relatively rare circumstances, the VIP gaming promoters may extend credit directly to the gaming patrons.

Macau Resources Gaming Operations

Prior to January 1, 2014, our sole source of revenue was profits earned by our VIP gaming promoter, who assigned 100% of his profits from his gaming-related business to us.

The profits interest arose under an agreement with the Galaxy Casino located in the Galaxy Hotel complex in the Cotai section of Macau. Cotai is accessible to the Macau peninsula by bridges. It is in Cotai where hotel and casinos have recently been and are now being developed such as the new Wynn, MGM and Studio City.

The Hung Lei VIP Room was located on the second floor of the Galaxy Casino complex and encompassed approximately 20,000 square feet. The room was one of several VIP rooms within the Galaxy. The room housed 16 gaming tables, four separate private betting parlors, a large sitting area and a bar. The business office of the promoter is located adjacent to the cashier’s office or cage. On February 18, 2014, the Hung Lei VIP Room moved to a 4,300 share foot space that housed six gaming tables.

Like other VIP rooms, the Hung Lei VIP Room gained its right to operate under the concession license granted to the Galaxy Casino. The Hung Lei VIP Room operated under the authority which the DICJ afforded the room’s promoter to operate the room. The room must be operated in accordance with Macau gaming laws. The promoter’s contract with the Galaxy Casino was based upon sharing the net-wins/losses that are generated in the Hung Lei VIP Room.

To carry out his promotional activities, Macau Resources’ VIP gaming promoter had a team of over 500 gaming collaborators and junket agents who have direct relationships with VIP gaming patrons, a significant percentage of whom are mainland Chinese nationals. Junket agents compete among themselves for VIP gaming patrons primarily through personal service. The Macau Resources’ VIP gaming promoter paid commissions to its collaborators and junket agents based on the rolling chip turnover of each individual collaborator or junket agent.

Assignment of Profit Interests

Current Macau laws only allow companies incorporated in Macau and residents of Macau to directly operate a gaming promotion business in Macau.

Consequently, Chung Long Jin, the licensed promoter, had to hold the license to conduct the gaming promotion business. There are no restrictions, however, on the promoter assigning his economic interests as a promoter to a third party, which is what was done with the assignment to Macau Resources. This allowed Macau Resources to receive all the economic benefits which Mr. Chung is entitled to receive under his agreement with the Galaxy Casino and not contravene Macau gaming laws.

Pursuant to this arrangement, Macau Resources’ VIP gaming promoter entered into an agreement with the Galaxy Resort Hotel, as a casino operator, to operate a VIP gaming room in the Galaxy casino. This agreement provided that Macau Resources’ VIP gaming promoter receive a commission of the type described above. Macau Resources’ VIP gaming promoter agreed to assign to Macau Resources 100% of the profits derived by the VIP gaming promoter from its operation of the Hung Lei VIP Room, whether those profits are earned pursuant to the promoters agreement described below or any agreement which may replace or supercede such agreement. The net income of the Hung Lei VIP Room equaled the amount of profits that would have been assigned to Macau Resources if the profits interest assignment agreement were in place during the periods presented.

C.	Organizational Structure

As of the date of this Shell Company Report, Macau Resources does not have any subsidiaries.

D.	Property, Plants and Equipment

Macau Resources currently operates from Room 203, 2/F, 139-141 Wai Yip Street, Kwun Tong, Kowloon, Hong Kong.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion relates to our business and financial results as of December 31, 2012. As we discuss above, we are not conducting these operations on a go-forward basis and are instead seeking to begin a business in the slot leasing and gaming technology industries.

Overview

Hung Lei VIP Room’s business consisted of the operation of the Hung Lei VIP gaming room located in, and operated under the gambling concession granted to, the Galaxy Resort Hotel in Macau, China. This business was based upon a promoters agreement between Long Jin Chung and the Galaxy Resort Hotel. Mr. Chung assigned 100% of the profit derived under the agreement with the Galaxy Resort Hotel to Macau Resources upon the merger between Macau Resources and IGPAC.

The revenue obtained under the agreement with the Galaxy Resort Hotel was primarily derived from sharing with the Galaxy Resort Hotel the net winnings that the VIP room generated. The net winnings resulted from two key metrics — the win rate associated with the performance of the room and rolling chip turnover. The win rate is derived by determining the ratio of the gross gaming revenue, i.e., how much is lost by the patron, by the rolling chip turnover, i.e., how many cash winning chips are tendered in exchange for non-negotiable betting chips. A higher room win rate results in greater profits and, therefore, more revenue. A higher win rate may also mean a lower rolling chip turnover since the gambling patrons have less winnings to redeem for more non-negotiable chips. The lower the rolling chips turnover, the lower the commissions paid to agents who are compensated on a rolling chip turnover basis which further reduces costs and increases profits. The corollary is also the case. As the room’s win rate decreases, the rolling chip turnover increases thereby not only decreasing the room’s overall gross profits, but increasing expenses to agents. Win rates are solely a function of the probabilities associated with gambling and outside the control of the room. Fluctuations in win rates in any period versus an earlier corresponding period will impact the period to period performance.

The principal expense that is incurred for the promoter to operate the room is the commissions that are paid to the agents who secure gambling patrons for the VIP room. These commissions are based upon the rolling chip turnover attributed to the agents’ patrons. The rolling chip turnover is equivalent to the non-negotiable betting chips that a patron obtains to place wagers based upon purchases of such chips as well as redeeming cash chips derived from winnings for more betting chips to continue to place wagers. This means as the wagering level of a patron increases, either from purchasing more betting chips or exchanging cash chips from winnings for non-negotiable wagering chips, the greater the level of commissions. The promoter, from his share of the VIP room net winnings, is responsible for the selling and administrative expenses of conducting the operation of the VIP room. The Galaxy Resort Hotel paid all the direct expenses of the room, including absorbing the expenses associated with the premises used for the VIP game room and all direct labor.

Modest other sources of revenue were obtained under the promoter agreement. The promoter received an expense allowance from the Galaxy Resort Hotel which is based upon the rolling chip turnover. The promoter also resold to agents lodging, travel and related benefits for patrons which it purchased which the agents make available to their gambling patrons.

The rolling chip turnover of the VIP room was substantially based upon extensions of credit to the agents by Mr. Chung directly. Approximately 48% of gambling activity in the Hung Lei VIP room was derived from credit. Agents provided markers to represent their obligations. The agents, in turn, extended credit to their patrons. Agents were often required to make deposits with the VIP room cage owned directly by Mr. Chung to secure their indebtedness under their markers. Mr. Chung, maintained a right of offset against commissions payable to agents to protect against any losses. Mr. Chung, as part of the agreements entered into with the Company, agreed to guarantee the credit extended to agents to help insulate the business from credit losses associated with the non-payment of agents’ markers beyond their deposits if the markers are outstanding for more than 90 days; however, the ownership of the cage was not transferred to Hung Lei as a result of Hung Lei remaining a sole proprietorship.

Mr. Chung was responsible for funding the working capital required to operate the VIP room. The Galaxy Resort Hotel assisted in this regard by extending a line of credit secured by personal check from Mr. Lam and the share of net gaming revenues, as well. Working capital was required to fund the purchase of non-negotiable betting chips from the hotel, provide capital to redeem chips, underwrite any financial exposure from losses on markers extended to agents who, in turn, extended markers to their patrons and cover the selling and administrative expenses which are incurred to operate the room.

Because the economic performance of the VIP room was tied to the profits of the room and was subject to the uncertainties of gaming, there is generally no relevance to gauging period to period performance. The key economic metric to measure is rolling chip turnover since that quantifies the level of gambling activity in the room.

Critical Accounting Policies and Estimates

Revenue Recognition

Revenue from Hung Lei operations was recorded monthly based upon Hung Lei’s share of the net gaming wins or as a percentage of non-negotiable chips wagered in Hung Lei. The amounts due Hung Lei are calculated and reported by Galaxy Casino on a monthly basis, usually within ten days of the month end.

In accordance with long standing industry practice in Macau, Hung Lei’s operations in Galaxy Casino had revenue and loss sharing arrangements. Under these arrangements, Hung Lei shared in Hung Lei’s VIP gaming room wins or losses from the gaming patrons who were recruited by Hung Lei and its agents. Typically, wins and losses were allocated as 40.25% to 45% of net gaming wins on a pre-gaming tax basis. Hung Lei or Galaxy Casino were able to adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, Hung Lei earned revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.045%), which was available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons without charge and is included in gross revenues and then deducted as promotional allowances as incurred. These revenues are recorded as part of revenue from VIP gaming operations in the statements of operations.

VIP Room Cage and Marker Accounting

In the VIP gaming room, gaming patrons primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

A gaming patron can be a player, a junket agent or even a collaborator. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the gaming patron taking delivery of the non-negotiable chips shares the chips with other gaming patrons for the purpose of achieving a higher rolling volume (if the gaming patron is a junket agent, they are entitled to receive rolling commission even when the borrowed chips are wagered by third parties acquainted with them - offset against any credit extended to them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to gaming patrons creating a civil obligation to pay. This credit is typically unsecured but is generally offset by the rolling commissions payable to a gaming patron.

As of December 31, 2013, the Promoter Company did not extend credit to junket agents.

Accounts Receivable

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the casino operator. When deemed necessary, the Company records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

Advance Commission

Hung Lei received an advance commission in excess of earnings during the period ended December 31, 2011, which was repaid during January 2012, and has been recorded as a liability as of December 31, 2011.

Concentrations and Risks

The Company’s current operations are conducted in Macau. Accordingly, the Company’s financial condition and results of operations may be influenced by the political, economic and legal environment in the People’s Republic of China (“PRC”) and by the general state of the PRC economy. The Company’s operations in Macau are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Foreign Currency Translations and Comprehensive Income

The reporting currency of the Company is the United States dollar (“US$”). The Company uses the Hong Kong Dollar (“HK$”) as its functional currency. Assets and liabilities are translated using the exchange rates prevailing at the balance sheet dates and items related to the statement of operations are translated using the average exchange rate for the period. Equity accounts are translated at their historical rates. Cash flows are also translated at the average exchange rates for the period. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments resulting from this process are included in other comprehensive income in the statement of shareholders’ deficit. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The following table details the exchange rates used for the respective periods:

	December 31,	December 31,
	2012	2011

Period end HK$: US$ exchange rate	$7.7514	$7.7681
Average period HK$: US$ exchange rate	$7.7571	$7.7849

A.	Operating Results

Results of Operations of Macau Resources Group

Date of Inception (May 20, 2011) through December 31, 2011

For the period of May 20, 2011, the date of inception of the Hung Lei VIP Room, as predecessor to Macau Resources Group, through December 31, 2011, the revenue generated by Hung Lei as the promoter was $22,553,148. This revenue represents the share of winnings payable under the promoter agreement plus the expense allowance earned based upon the rolling chip turnover. In the same period, the business incurred commissions to agents of $15,597,278, or 69.2% of revenue, and selling, general and administrative expenses of $1,057,787, or 4.7%. The tax imposed on the rolling chip turnover for the period was $171,619. Net income for the period, including the prior owner’s interest in pre-acquisition profits, before any currency adjustment, was $5,726,464, or 25.4% of revenue. The net loss attributable to ordinary shares holders was $1,156.

Year Ended December 31, 2012

For the year ended December 31, 2012, the revenue generated by the Hung Lei VIP Room as the promoter was $32,196,128. This revenue represents the share of winnings payable under the promoter agreement plus the expense allowance based upon the rolling chip turnover. For the year ended December 31, 2012, the business incurred commissions to agents of $28,796,582, or 89.4% of revenue, and selling, general and administrative expenses of $2,087,536, or 6.5% of revenue. The tax imposed on the rolling chip turnover for the period was $236,342 or 0.7% of revenue. Net income for the period, including the prior owner’s interest in pre-acquisition profits, before any currency adjustment was $1,075,668, or 3.3% of revenue. The win rate for the period was less than the statistical probability associated with the room which reduced the net income below statistical rooms. The net loss attributable to ordinary shares holders was $4,383.

B.	Liquidity and Capital Resources

In order to fund the working capital requirements of the business, which primarily consists of the funds required for operating expenses, Hung Lei room has relied upon a non-interest bearing line of credit from the Galaxy Casino, through which non-negotiable waging chips are provided for use in the Hung Lei VIP room.

We are currently seeking financing to begin operating in our new business area and expect to fund operations from loans and/or sales of our equity securities.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information.

Note applicable as we are currently a shell company seeking to start a new business.

E.	Off-balance sheet arrangements.

Not applicable.

F.	Tabular disclosure of contractual obligations.

We have no contractual obligations.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Shell Company Report.:

Name	Age	Position

Cheok Va Lam	56	Chief Executive Officer and Director

James Preissler	43	Chief Financial Officer

Michael Foxman	44	Director

Cheok Va Lam, 54, has served as a Director since November 1, 2011 and as the Chief Executive Officer since April 26, 2013. Mr. Lam is member of the standing committee of Yunnan Province of the Chinese People Political Consultative Conference. He is also an advisor for Asia Entertainment & Resources Ltd. (NASDAQ: AERL) and the chairman of Publi Enterprise Limited. Mr. Lam is also Director of China Federation of Overseas Chinese Entrepreneurs, Director of Macau Chamber of Commerce, President of Macau Yunnan Chamber of Commerce, Secretary General of Macau Gaming Professionals Association, Director of Charity Funds from the Readers of Macau Daily Journal and Member of Basic Law Promotion Association. Previously, Mr. Lam was Vice President and Commissioner of the Youth Affairs of the Macau Scout Association, Zone X Chairman of International Lions Club District 303, Charter President of Lions Club of Macau Peninsula, Chairman of Compliance Committee of Saipan Garment Manufacturers Association and Director of Saipan Chinese Association. Mr. Lam has more than 30 years of business experience and has been actively involved in the gaming and hotel business for the recent 20 years. He was the executive manager of New Century Hotel from 2000 to 2004 and the vice president of Greek Mythology Casino from 2004 to 2009. He was also the executive director of Amax Holdings (HKSE: 959), a gaming and entertainment related business, from 2005 to 2009.

James R. Preissler, age 43, has served as Chief Financial Officer and a director of Macau Resources Group since September 9, 2014. Mr. Preissler has served as a director of Iao Kun Group Holding Company Limited since June 2008. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses.

Michael Foxman, 44, has served as Chief Executive Officer and a director of Macau Resources Group since September 9, 2014. Mr. Foxman has experience spanning more than two decades in the construction, real estate, mining, retail, hospitality and gaming sectors. Since 2008 he has served as Chief Executive Officer and Managing Director of RiskWise Global Capital Group (USA), a strategic, technical and project risk management company. Mr. Foxman holds a Bachelors of Science in Construction Management with a minor in Business Administration from Colorado State University and numerous construction, risk and project management accreditations. Mr. Foxman has Lectured organizational and construction risk management as an adjunct faculty member and guest lecturer at the University of New South Wales, University of Technology Sydney and Colorado State University. Mr. Foxman owns and controls Sino-America Gaming Investment Group, LLC, which is our majority shareholder.

B.	Compensation

As of January 1, 2012, Macau Resources had entered into employment agreements with each of Lam Cheok Va, Chung Sing Ing and Hsu Chen-Hai, each of which was to become effective upon the closing of the Merger and will remain in effect for a period of five years thereafter. Pursuant to the employment agreements, each such officer is entitled to a monthly salary of HK$150,000, reasonable use of Company automobiles, and reimbursement of expenses. The agreements contain customary covenants regarding confidentiality of Company information, and non-competition covenants that apply during the term of employment and for eight years thereafter. Each executive also agrees not to sell, during any calendar year during the employment term, more than 20% of the Ordinary Shares he receives in connection with the Merger transaction. In addition, if any executive’s employment is terminated for any reason prior to the end of the employment term, or if the executive breaches his confidentiality or non-competition covenants, he is required to return all such shares then held by him to Macau Resources for cancellation. The employees under these agreements elected to indefinitely defer their compensation and no amounts are sue under there agreements. These Agreements were terminated as of January 1, 2012.

C.	Board Practices

The Board of Directors

Our board of directors currently consists of four directors. A director is not required to hold any Ordinary Shares in the Company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

All of our directors and executive officers serve for an indefinite term until their respective successor takes office or until his or her earlier death, resignation or removal by the members at a meeting called for the purpose of removing the directors or for purposes including the removal of a director; or by a resolution passed by the majority of the remaining directors.

Committees of the Board

As of the date of this Shell Company Report, we currently do not have an Audit Committee, Nominating and Corporate Governance Committee or Compensation Committee.

D.	Employees

We had 3 employees as of December 31, 2012 and two as of December 23, 2014. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.	Share Ownership

See Item 7.A below.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares by:

•	each of our directors and executive officers as of December 23, 2014; and

•	each person known to us to own beneficially more than 5% of our Ordinary Shares as of December 23, 2014.

The calculations in the shareholder table below are based on 15,270,840 Ordinary Shares issued and outstanding as of October December 23, 2014. Beneficial ownership is determined in accordance with the rules and regulations of the Commission. As of the date of this Shell Company Report, the Company has not issued to any person any option, warrant or other right to acquire Ordinary Shares.

	Ordinary Shares Beneficially Owned
Directors and Executive Officers	Number(1)	Percentage
Michael Foxman (2) 600 17th Street, Suite 2800 South Denver, CO 80202	11,242,002	73.6%

Cheok Va Lam Hung Lei VIP Room 33/F, Galaxy Macau Estrada da Baia de Nossa Senhora da Esperanca, s/n COTAI, Macau SAR	766,502	5.0%

James Preissler 50 Old Route 25A Fort Salonga, New York 11754	481,554	3.2%

All directors and executive officers as a group	12,008,504	81.8%

Principal Shareholders

Sino-America Gaming Investment Group, LLC (3) 600 17th Street, Suite 2800 South Denver, CO 80202	11,242,002	73.6%

Hsu Chen-Hai Hung Lei VIP Room 33/F, Galaxy Macau Estrada da Baia de Nossa Senhora da Esperanca, s/n COTAI, Macau SAR	766,502	5.0%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Consists of shares owned by Sino-America Gaming Investment Group, LLC, which is owned and controlled by Michael Foxman.

(3)	Sino-America Gaming Investment Group, LLC is owned and controlled by Michael Foxman.

As of December 23, 2014, the number of Ordinary Shares held in the United States and the number of record holders in the United States were 1,684,016 and 111, respectively.

The Company is not aware of any direct or indirect ownership or control of it by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. Principal shareholders do not enjoy any special or different voting rights from those to which other holders of Ordinary Shares are entitled. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

During the period commencing on January 1, 2012 and ended December 15, 2014, we entered into the following related party transactions. The term “related party transactions” means transactions or loans between the Company and (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families; (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals.

•	Chung Long Jin has assigned to Macau Resources 100% of his economic interests under his agreement with the Galaxy Resort Hotel pursuant to which, in exchange for promoting the Hung Lei VIP Room, Mr. Chung shared in the profits or losses generated from the Hung Lei VIP Room. We agreed to terminate this agreement on January 1, 2014.

•	The employment agreements between Macau Resources and each of Lam Cheok Va, Hsu Chen-Hai and Chung Sing Ing described under Item 6.B above.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Combined Statements and Other Financial Information

The information included in Item 18 of this Shell Company Report is referred to and incorporated by reference into this Item 8.A.

B.	Significant Changes to Financial Information

Our combined financial statements are set out on pages F-1 to F-14 of this Shell Company Report (refer to Item 18).

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our Ordinary Shares are quoted on the OTC Pink Market under the symbol “MRGLF.” Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the OTC Pink Market since such shares were first listed following the closing of the Merger.

Period Covered	High	Low
	(in $0.00)
Year ending December 31, 2011	1.00	1.00
Year ending December 31, 2012	1.00	1.00
Year ending December 31, 2013	1.00	0.90
Year ending December 31, 2014 (through September 30, 2014)	1.00	1.00

Quarter ended March 31, 2012	1.00	1.00
Quarter ended June 30, 2012	1.00	0.90
Quarter ended September 30, 2012	1.00	0.90
Quarter ended December 31, 2012	1.00	1.00
Quarter ended March 31, 2013	1.00	1.00
Quarter ended June 30, 2013	1.00	0.90
Quarter ended September 30, 2013	1.00	0.90
Quarter ended December 31, 2013	1.00	1.00
Quarter ended March 31, 2014	1.00	1.00
Quarter ended June 30, 2014	1.00	1.00
Quarter ended September 30, 2014	1.00	1.00

Month ended June 30, 2014	1.00	1.00
Month ended July 31, 2014	1.00	1.00
Month ended August 31, 2014	1.00	1.00
Month ended September 30, 2014	1.00	1.00
Month ended October 31, 2014	1.00	1.00
Month ended November 30, 2014	1.00	1.00

Holders of Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are quoted on the OTC Market under the symbol “MRGLF.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The description of certain terms and provisions of our Amended and Restated Memorandum of Association and Amended and Restated Articles of Association is incorporated by reference to our Registration Statement filed on Form F-4, as amended, originally filed with the Commission on January 9, 2013.

C.	Material Contracts

The Company has not entered into any material agreements which are not described elsewhere in this Shell Company Report.

D.	Exchange Controls

Not applicable.

E.	Taxation

The following is a summary of the material British Virgin Islands and U.S. federal income tax consequences of acquiring, owning and disposing of our Ordinary Shares.

British Virgin Islands Tax Considerations

The Government of the British Virgin Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders. The British Virgin Islands are not party to any double taxation treaties.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not persons resident in the British Virgin Islands are exempt from the provisions of the Income Tax Act in the British Virgin Islands, any capital gains realized with respect to any shares, debt obligations or other securities of the Company by persons who are not resident in the British Virgin Islands, and are exempt from all forms of taxation in the British Virgin Islands. As of January 1, 2007, the Payroll Taxes Act, 2004 came into force. It will not apply to the Company except to the extent the Company has employees (and deemed employees) rendering services to the Company wholly or mainly in the British Virgin Islands. The Company at present has no employees in the British Virgin Islands and has no intention of having any employees in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Ordinary Shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our Ordinary Shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our Ordinary Shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our Ordinary Shares as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our Ordinary Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “ — Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the over the counter market (the only exchange on which our ordinary shares are currently quoted and traded). Accordingly, any cash dividends paid on our ordinary shares are not currently expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our Ordinary Shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Ordinary Shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our 2014 taxable year, we do not believe that we will be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for our 2014 taxable year, there can be no assurance in respect to our PFIC status for our 2014 taxable year. There also can be no assurance in respect to our status as a PFIC for our current (2015) taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its shares by the amount of gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Since our ordinary shares are quoted only on the over the counter market, they may not currently qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from, the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under recently issued regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the QEF rules discussed above under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to regular U.S. federal income tax that such holder maintains or maintained at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to cash dividends paid on our Ordinary Shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our Ordinary Shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at Room 203, 2/F, 139-141 Wai Yip Street, Kwun Tong, Kowloon, Hong Kong.

In addition, we will file annual reports and other information with the Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

The Company does not have any subsidiaries as of the date of this Report.

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

The Company anticipates its primary market risk, if any, will be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. The vast majority of Macau Resources’ VIP gaming promoter’s revenues are expressed in Hong Kong dollars, and a portion of the revenues are denominated in Patacas, the Macau currency, and many of the corporate expenses of the Company (e.g., rent, telephone, payroll, professional fees etc.) are likely to be paid in Hong Kong Dollars. The Company intends to monitor its exchange rate risk and take necessary actions to reduce its exposure, though the Company is not currently exploring hedging opportunities. We do not use derivative financial instruments.

Item 12.	Description Of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to The Rights Of Security Holders and Use Of Proceeds

Not applicable.

Item 15.	Controls and Procedures

A.	Disclosure Controls and Procedures

Not required.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Not required.

C.	Attestation Report of the Registered Public Accounting Firm

Not required.

D.	Changes in Internal Control Over Financial Reporting

Not required.

Item 16A.	Audit Committee Financial Expert

Not required.

Item 16B.	Code Of Ethics

Not required.

Item 16C.	Principal Accountant Fees and Services

Not required.

Item 16D.	Exemptions From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not required.

Item 16F.	Change in Registrant’s Certifying Accountant

Not required.

Item 16G.	Corporate Governance

Not required.

Item 16H.	Mine Safety Disclosure

Not required.

PART III

Item 17.	Financial Statements

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Shell Company Report, unless otherwise stated, are presented in accordance with U.S. GAAP.

Item 18.	Financial Statements

The Company has elected to provide financial statements pursuant to Item 17 of this Shell Company Report.

Item 19.	Exhibits

The following documents are filed as exhibits to this Shell Company Report on Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of Macau Resources Group Limited (incorporated by reference to Exhibit 3.1 from our F-4 registration statement (File No. 333-183853), as amended, initially filed with the Commission on September 12, 2012).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Shell Company Report on its behalf.

Macau Resources Group Limited

By:	/s/ Cheok Va Lam
Name:	Cheok Va Lam
Title:	Chief Executive Officer

Dated: February 23, 2015

Macau Resources Group Limited

(formerly known as Speedy Cosmo Limited)

Index to Consolidated and Combined Financial Statements

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements

Combined Balance Sheets as of December 31, 2012 and 2011	F-3

Combined Statements of Operations and Other Comprehensive Income (Loss) for the year ended December 31, 2012, and the period from May 20, 2011 (Date of Inception) to December 31, 2011	F-4

Combined Statements of Shareholders’ Deficit for the year ended December 31, 2012, and the period from May 20, 2011 (Date of Inception) to December 31, 2011	F-5

Combined Statements of Cash Flows for the year ended December 31, 2012, and the period from May 20, 2011 (Date of Inception) to December 31, 2011	F-6

Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Macau Resources Group Limited (fka Speedy Cosmo Limited)

We have audited the accompanying combined balance sheets of Macau Resources Group Limited(fka Speedy Cosmo Limited) and subsidiary(the “Company”), as of December 31, 2012 and 2011, and the related combined statements of operations and other comprehensive income (loss), shareholders’ deficit, and cash flows for the year ended December 31, 2012, and the period from inception, May 20, 2011, to December 31, 2011. Macau Resources Group Limited’s management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Macau Resources Group Limited (fka Speedy Cosmo Limited) and its subsidiary as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and for the period from inception, May 20, 2011, to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Littleton, Colorado
February 10, 2015

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

COMBINED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(A)	(A)
ASSETS
Current Assets
Accounts receivable	$345,915	$73,601
Other assets	13,008	13,611
Total Current Assets	358,923	87,212

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Commission payable	$1,643,573	$2,427,309
Accrued expenses	133,732	155,275
Line of credit	6,450,448	2,827,400
Advance commission from Galaxy Casino	-	347,902
Total Liabilities	8,227,753	5,757,886

Commitments and Contingencies:

SHAREHOLDERS' DEFICIT:
Ordinary shares, no par value, unlimited authorized shares, 15,270,840, 14,295,836 and 14,295,836 shares issued and outstanding, respectively	100	100
Subscription receivable	(100)	(100)
Accumulated deficit	(5,539)	(1,156)
Advance to owner	(7,863,283)	(5,669,515)
Accumulated comprehensive loss	(8)	(3)
Total shareholders' deficit	(7,868,830)	(5,670,674)
Total Liabilities and Shareholder's deficit	$358,923	$87,212

The accompanying notes are an integral part of these combined financial statements.

(A)	Represents the combined balance sheets of Macau Resources Group Limited and the Operations of the Hung Lei VIP Club

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

COMBINED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

		For the Period
		From May 20, 2011
	For the Year	(Date of Inception)
	Ended December 31, 2012	To December 31, 2011
	(A)	(A)

Revenue from VIP Gaming Operations	$32,196,128	$22,553,148
Expenses
Commission to agents	28,796,582	15,597,278
Selling, general and administrative expenses	2,087,536	1,057,787
Special rolling tax	236,342	171,619
Total Expenses	31,120,460	16,826,684
Operating income (loss) including pre-acquisition earnings	$1,075,668	$5,726,464

Prior owners' interest in pre-acquisition (profits) losses	(1,080,051)	(5,727,620)

Net income (loss) attributable to ordinary shareholders	(4,383)	(1,156)
Comprehensive income (loss)
Foreign currency translation adjustment	(5)	(3)
Comprehensive income (loss)	$(4,388)	$(1,159)

Net income (loss) per share - Basic and Diluted	$ *	$ *
Weighted average ordinary shares
outstanding - Basic and Diluted	14,295,836	14,295,836

The accompanying notes are an integral part of these combined financial statements.

*	Less than $0.01 per share
(A)	Represents the combined statements of operations of Macau Resources Group Limited and the Operations of the Hung Lei VIP Club

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

COMBINED STATEMENTS OF SHAREHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2012 AND FOR THE PERIOD ENDED DECEMBER 31, 2011

	Ordinary Shares	Amount	Subscription Receivable	Accumulated Comprehensive Loss	Accumulated Deficit	Advance To Owner	(Owners Equity Deficit) Pre-Acquisition	Total Shareholders'Deficit
Balance, May 20, 2011 (Date of Inception)	-	$-	$-	$-	$-	$-	$-	$-

Issued 14,295,836 shares for $100 on November 1, 2011	14,295,836	100	(100)	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	(3)	-	-	2,922	2,919

Distribution to owner	-	-	-	-	-	-	(5,730,542)	(5,730,542)

Advance to owner	-	-	-	-	-	(5,669,515)	-	(5,669,515)

Net income (loss)	-	-	-	-	(1,156)	-	5,727,620	5,726,464

Balance, December 31, 2011 (A)	14,295,836	100	(100)	(3)	(1,156)	(5,669,515)	-	(5,670,674)

Foreign currency translation adjustment	-	-	-	(5)	-	-	25,601	25,596

Distribution to owner	-	-	-	-	-	-	(1,105,652)	(1,105,652)

Advance to owner	-	-	-	-	-	(2,193,768)	-	(2,193,768)

Net income (loss)	-	-	-	-	(4,383)	-	1,080,051	1,075,668

Balance, December 31, 2012 (A)	14,295,836	$100	$(100)	$(8)	$(5,539)	$(7,863,283)	$-	$(7,868,830)

The accompanying notes are an integral part of these combined financial statements.

(A)	Represents the combined statements of Shareholders' deficit of Macau

Resources Group Limited and the Operations of the Hung Lei VIP Club

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

COMBINED STATEMENTS OF CASH FLOWS

		For the Period
	For the	From May 20, 2011
	Year Ended	(Date of Inception)
	December 31, 2012	To December 31, 2011
	(A)	(A)
Cash flows provided by operating activities:
Net income (loss) attributable to ordinary shareholders	$(4,383)	$(1,156)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities
Change in assets and liabilities
Accounts receivable	(271,833)	(73,564)
Other assets	655	(13,604)
Commission payable	(792,417)	2,426,070
Accrued expenses	(20,959)	154,039
Line of credit payable	3,609,591	2,825,958
Advance from Galaxy Casino	(348,974)	347,725
Net cash provided by operating activities	2,171,680	5,665,468
Cash flows (used in) investing activities
Net cash used in investing activities	-	-
Cash flows used in financing activities
Proceeds from loan payable	-	1,156
Repayment of loan payable	(1,160)	-
Advance to owner	-	-
Payment of profits to owner	(2,170,518)	(5,666,623)
Net cash used in financing activities	(2,171,678)	(5,665,467)

Net increase in cash and cash equivalents	2	1
Effect of foreign currency translation on cash	(2)	(1)
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these combined financial statements.

(A)	Represents the combined statements of Cash Flows of Macau Resources Group Limited and the Operations of the Hung Lei VIP Club

Note 1 – Organization and Basis of Presentation

Organization and Line of Business

Macau Resources Group Limited (formerly known as Speedy Cosmo Limited) (“Macau Resources” or the “Company”) was incorporated in the British Virgin Islands on October 28, 2011. The Company has issued a total of 15,270,840 ordinary shares of the Company.

On August 28, 2012, the Company entered into a merger agreement with Israel Growth Partners Acquisition Corp. (“IGPAC”) (as amended, the “Merger Agreement”), under which the Company merged into IGPAC and had the shares of the IGPAC converted and exchanged into outstanding ordinary shares of Macau Resources. In the merger, shareholders of IGPAC received, for each share of IGPAC’s common stock that they hold, one-twentieth of an ordinary share of Macau Resources. The Macau Resources ordinary shares should continue to be quoted on the Over-The-Counter Bulletin Board, and Macau Resources will remain subject to U.S. Securities and Exchange Commission (the “SEC”) reporting requirements. Macau Resources became a foreign private issuer following the consummation of the merger. As such, it is subject to reduced reporting obligations. On January 8, 2013, IGPAC and Macau Resources entered into Amendment No. 1 to Merger Agreement pursuant to which, among other things, the Merger Agreement was amended to require approval of the holders of a majority of the outstanding shares of common stock of IGPAC as a condition to IGPAC’s obligations to consummate the transactions contemplated by the Merger Agreement, and the termination date set forth in the Merger Agreement was amended from December 31, 2012 to March 31, 2013.

Upon the closing of the merger on April 26, 2013, with Macau Resources, the current shareholders of Macau Resources hold a total of 14,295,836 ordinary shares of Macau Resources, representing approximately 94% of the total number of issued and outstanding shares of Macau Resources. Current stockholders of the Company owns 975,004 shares or approximately 6% of the total number of issued and outstanding shares of Macau Resources. Warrants in the Company whether vested or not were exchanged for ordinary shares in Macau Resources. IGPAC’s sole director has approved and declared advisable the Merger Agreement, and has approved the merger with Macau Resources. Expenses associated with the merger were be paid by the incurring party.

The acquisition has been accounted for as a “reverse merger” and recapitalization since the shareholders of Macau Resources (i) own a majority of the outstanding ordinary shares of IGPAC, par value $0.0001 (the “Ordinary Shares”) immediately following the completion of the transaction, and (ii) has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and Macau Resources’ senior management dominates the management of the combined entity immediately following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 805 "Business Combinations". Accordingly, Macau Resources is deemed the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Macau Resources. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of Macau Resources and its VIP gaming promoter (sometimes referred to as “The Promoter Company”) and are recorded at the historical cost basis of Macau Resources and the VIP gaming promoter. IGPAC’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of Macau Resources. As a result of the merger, IGPAC was merged into Macau Resources and no longer exists as a separate corporation.

Macau Resources and the VIP gaming promoter are collectively referred to as the "Group".

Upon the closing of the acquisition the Promoter Company was combined with Macau Resources, which is the primary beneficiary of the operations of the Promoter Company through the profit interest agreements which were entered into on February 1, 2012 and agreements subsequent to that date.

Current Macau laws do not allow non-Macau companies, such as the Company, to directly operate a gaming promotion business in Macau.   Consequently, the Company’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the Macau Resources’ subsidiaries to receive substantially all of the economic benefits of the Promoter Companies and for Macau Resources to exercise effective control over the Promoter Company.

Macau Operations

On February 1, 2012, the Company and Chung Long Jin had entered into a profit interest agreement whereby Mr. Chung, who owned the right, title, interest and benefits in and to 100% of the profit generated by Mr. Chung at the Hung Lei VIP Club (“Hung Lei”) located at Galaxy Casino, Galaxy Resort, Macau, sold and/or assigned the interest to the Company. On January 1, 2014, the Company and Mr. Chung agreed to terminate the sale and/or assignment of the interest as per the profit interest agreement, whereby Mr. Chung retains full rights to the interest and has no further obligations to the Company and the Company shall not seek any further benefits from the interest.

Hung Lei is a sole proprietorship, owned by Mr. Chung, the major shareholder of the Company. The operations of Hung Lei is the promotion of a VIP gaming room at the Galaxy Casino, Galaxy Macau Resort located on Cotai, Macau. Mr. Chung is licensed by the Macau SAR as a gaming promoter to promote Hung Lei and commenced operation on May 20, 2011. Mr. Chung signed a junket promoter agreement with Galaxy Casino to operate Hung Lei and it is renewed annually.

Hung Lei is not considered a variable interest entity of the Company because it is a sole proprietorship and cannot be consolidated. However, per agreements between the Company and Mr. Chung, upon the closing of the Merger (described above), Hung Lei’s operations (profit interest) and assets and liabilities generated from the operations are combined with the Company, which is the primary beneficiary of the operations of Hung Lei through the profit interest agreement. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 “Consolidations”, the operations of Hung Lei will be consolidated with those of the Company for all periods subsequent to the closing of the acquisition.

The Original Shareholders had signed a loan agreement with the Company that the amount of funds advanced by the Original Shareholders (“Original Shareholders’ Advances”) for capital required to operate Hung Lei shall be interest free. Commencing on the third anniversary of the date of consummation of the Merger, the Company shall have the responsibility to repay the Original Shareholders’ Advances provided that after the making of any such repayment at least $10,300,000 of capital will be available to operate Hung Lei. On September 1, 2014, the Company and the Original Shareholders entered into a termination agreement whereby the Company and the Original Shareholders agreed to terminate the non-interest bearing loan agreement. No advances have been made to the Company under the loan agreement.

Additionally, Mr. Chung had signed a loan agreement and guaranty with the Company that Mr. Chung agrees to provide a non-interest bearing loan to the Company up to $10,300,000, enabling Hung Lei to make loans to its gaming agents, and Mr. Chung provides an unconditional guaranty to the repayment of such loans. On September 1, 2014, the Company and Mr. Chung entered into a termination agreement whereby the Company and Mr. Chung agreed to terminate the non-interest bearing loan agreement and guaranty. No advances have been made to the Company under the loan agreement.

Going Concern

These financial statements have been prepared on a going-concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going-concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity and debt financings to continue operations and to generate sustainable revenue. There is no guarantee that the Company will be able to raise adequate equity or debt financings or generate profitable operations. These consolidated and combined financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

The accompanying consolidated and combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The Company’s functional currency is the Hong Kong dollars (“HK$”); however the accompanying financial statements have been translated and presented in United States dollars. The fiscal year end is December 31.

Principles of Consolidation and Combination

In accordance with FASB ASC Topic 810, the operations of the Promoter Company is consolidated with those of Macau Resources as of April 26, 2013 and combined for the years ended December 31, 2012 and 2011 and intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated and combined financial statements in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company’s actual results could differ materially from the estimates upon which the carrying values were based.

Revenue Recognition

Revenue from Hung Lei operations is recorded monthly based upon Hung Lei’s share of the net gaming wins or losses in the Hung Lei VIP Gaming Room. The amounts due Hung Lei are calculated and reported by Galaxy Casino on a monthly basis, usually within ten days of the month end.

In accordance with long standing industry practice in Macau, Hung Lei’s operations in Galaxy Casino have revenue and loss sharing arrangements. Under these arrangements, Hung Lei shared in Hung Lei’s VIP gaming room wins or losses from the gaming patrons who were introduced by agents and the agents were recruited by Hung Lei. Typically, wins and losses are allocated as 40.25% to 45% of net gaming wins on a pre-gaming tax basis. Hung Lei or Galaxy Casino may adjust these arrangements with adequate notice and agreement by both parties to the arrangement.

Additionally, Hung Lei earns revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.045%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to VIP gaming room patrons and is included in gross revenues. Additionally, the Company receives service revenues for hotel and casino services charged to junket agents, which are recorded net of costs. These revenues are recorded as part of revenue from VIP gaming operations in the statements of operations.

Total rolling chip turnover in the VIP gaming room was approximately $2,363,427,054 and $1,716,184,971 for the year ended December 31, 2012 and for the period from May 20, 2011 (date of inception) through December 31, 2011, respectively.

VIP Gaming Room Cage and Marker Accounting

In the VIP gaming room, gaming patrons primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

A gaming patron can be a player, a junket agent or even a collaborator. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the gaming patron taking delivery of the non-negotiable chips shares the chips with other gaming patrons for the purpose of achieving a higher rolling volume (if the gaming patron is a junket agent, they are entitled to receive rolling commission even when the borrowed chips are wagered by third parties acquainted with them - offset against any credit extended to them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to gaming patrons creating a civil obligation to pay. This credit is typically unsecured but is generally offset by the rolling commissions payable to a gaming patron.

The Promoter Company does not currently extend credit to junket agents.

Accounts Receivable

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from casino operators. When deemed necessary, the Company records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

Advance Commission

Hung Lei received an advance commission in excess of earnings during the period ended December 31, 2011, which was repaid during January 2012, and has been recorded as a liability as of December 31, 2011.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including due to/from related party, the carrying amounts approximate fair value due to their relatively short maturities.

Fair Value Measurements

ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables, certain other current assets and current liabilities, including notes payable and convertible notes, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company did not identify any non-recurring assets and liabilities that are required to be presented in the balance sheets at fair value in accordance with ASC 825.

Concentrations and Risks

The Company’s current operations are conducted in Macau. Accordingly, the Company’s financial condition and results of operations may be influenced by the political, economic and legal environment in the People’s Republic of China (“PRC”) and by the general state of the PRC economy. The Company’s operations in Macau are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Foreign Currency Translations and Comprehensive Income

The reporting currency of the Company is the United States dollar (“US$”). The Company uses the Hong Kong Dollar (“HK$”) as its functional currency. Assets and liabilities are translated using the exchange rates prevailing at the balance sheet dates and items related to the statement of operations are translated using the average exchange rate for the period. Equity accounts are translated at their historical rates. Cash flows are also translated at the average exchange rates for the period. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments resulting from this process are included in other comprehensive income in the statement of shareholders’ deficit. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The following table details the exchange rates used for the respective periods:

	December 31,	December 31,
	2012	2011

Period end HK$: US$ exchange rate	$7.7514	$7.7681
Average period HK$: US$ exchange rate	$7.7571	$7.7849

Foreign Currency Transaction Gains and Losses

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Historically, the Company has not entered into any currency trading or hedging transactions, although there is no assurance that the Company will not enter into such transactions in the future.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and stock awards. The Company does not have any potentially dilutive common shares.

The components of basic and diluted earnings per share consist of the following:

		For the Period
		From May 20, 2011
	For the Year Ended	(Date of Inception)
	December 31, 2012	To December 31, 2011

Net income (loss) for basic earnings per share	$(4,383)	$(1,156)
Basic weighted average number of shares	14,295,836	14,295,836
Net income (loss) per share – basic	$(0.00)	$(0.00)
Net income (loss) for diluted earnings per share	(4,383)	(1,156)
Diluted weighted average number of shares	14,295,836	14,295,836
Net loss per share – diluted	$(0.00)	$(0.00)

Income Taxes

The Company is incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004) and are exempted from payment of BVI taxes.

Hung Lei is not subject to Macau Complimentary tax, because, pursuant to the VIP gaming promoter agreements with Galaxy Casino, gaming revenue is received net of taxes collected by the Macau SAR paid directly by Galaxy Casino on a monthly basis. No provision for Macau Complimentary tax has been made. As VIP gaming promoters, Hung Lei is subject to a tax on the amount of non-negotiable chips wagered by gaming patrons in the VIP gaming rooms (“rolling chips turnover”), which is referred to as a “rolling tax.” The rolling tax is deducted and paid by Galaxy Casino on a monthly basis. The rate of rolling tax is 0.01% on the rolling chips turnover of the VIP gaming room and the rolling tax is deducted as a cost of revenues.

The Company is not incorporated nor does it engage in any trade or business in the United States and is not subject to United States federal income taxes. The Company did not derive any significant amount of income subject to such taxes and accordingly, no relevant tax provision is made in the statements of operations.

Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent that management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2012 and 2011, there were no amounts that had been accrued with respect to uncertain tax positions.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2012 and 2011, there were no amounts that had been accrued with respect to uncertain tax positions.

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense. Advertising costs were not significant for the years ended December 31, 2012 and 2011.

Recent Pronouncements

Accounting Standards Update No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists: An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled. The amendments in this Update do not require new recurring disclosures. ASU Topic No. 2013 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360)."  ASU 2014-08 amends the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations.  Under the new guidance, only disposals representing a strategic shift in operations or that have a major effect on the Company's operations and financial results should be presented as discontinued operations.  This new accounting guidance is effective for annual periods beginning after December 15, 2014.  The Company is currently evaluating the impact of adopting ASU 2014-08 on the Company's results of operations or financial condition.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP.  The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).  Early adoption is not permitted.  The Company is currently evaluating the impact of the pending adoption of ASU 2014-09 on its consolidated financial statements and has not yet determined the method by which it will adopt the standard beginning July 1, 2017.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, Compensation — Stock Compensation (Topic 718), Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force) (ASU 2014-12).  The guidance applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. For all entities, the amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The effective date is the same for both public business entities and all other entities.  The Company is currently evaluating the impact of adopting ASU 2014-12 on the Company's results of operations or financial condition.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entities Ability to Continue as a Going Concern (ASU 2014-15).  The guidance in ASU 2014-15 sets forth management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern as well as required disclosures. ASU 2014-15 indicates that, when preparing financial statements for interim and annual financial statements, management should evaluate whether conditions or events, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern for one year from the date the financial statements are issued or are available to be issued. This evaluation should include consideration of conditions and events that are either known or are reasonably knowable at the date the financial statements are issued or are available to be issued, as well as whether it is probable that management's plans to address the substantial doubt will be implemented and, if so, whether it is probable that the plans will alleviate the substantial doubt. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods and annual periods thereafter. Early application is permitted.  The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

Note 3 – Line of Credit

On May 20, 2011, the Company entered into a line of credit agreement with Galaxy Casino to borrow up to HK$ 50,000,000 (approximately $ $6,440,000) as of December 31, 2012. The line of credit consists of amounts due to Galaxy Casino for advances of non-negotiable chips to Hung Lei. The line of credit is interest free, renewable monthly and secured by the personal check of Mr. Francis Lam (a related party). At December 31, 2012 and 2011, the outstanding balance under this line of credit was $6,450,448, and $2,827,400 respectively.

Note 4 – Advance to Owner

Advance to owner represents the amount due from Mr. Chung. This amount is the excess of the assets over liabilities and has been classified as a contra-equity account rather than a receivable from the owner in accordance with FASB ASC 310-10-S99, which requires that receivables from officers or directors, not repaid in cash prior to the issuance date of the financial statements should be recorded as a deduction from owners’ equity. There is no interest rate or due date on the advance. The amount is unsecured.

Note 5 – Equity

The Company has an unlimited number of authorized, no par value common stock. As of December 31, 2012 and 2011, the Company has 14,295,836 and 14,295,836 shares of common stock issued and outstanding. The Company had originally issued 100 shares of common stock upon incorporation. As of result of the merger describe in Note 1, the Company affected a 142,958.36 to 1 stock split. In addition as a result of the merger, the Company also issued 975,004 to the shareholders of IGPAC. The share and per shares information in the accompanying financial statements have been retroactively restated for this stock split.

Note 6 – Commitments and Contingencies

On January 1, 2012, the Company entered into employment agreements with three executives. The agreements commence on the date of the closing of the merger between the IGPAC and Macau Resources and end on the fifth anniversary of such date. The yearly compensation is $694,000. The agreements were rescinded and terminated effective January 1, 2012, pursuant to agreements for termination, release and waiver of rights.

Note 7 – Subsequent Events

On April 26, 2013, the Company completed its acquisition of Israel Growth Partners Acquisition Corp. (“IGPAC”). The acquisition was made pursuant to a Merger Agreement entered into as of August 28, 2012, among IGPAC, the Company and the shareholders of the Company (the “Shareholders”), as amended by Amendment No. 1 to Merger Agreement dated as of January 8, 2013, among IGPAC, the Company and the Shareholders (as so amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, IGPAC merged with and into the Company (the “Merger”). As a result of the Merger, IGPAC ceased to exist and the Company survived as a British Virgin Islands company limited by shares. At the effective time of the Merger, all outstanding shares of capital stock of IGPAC held by the stockholders of IGPAC were converted into the right to receive 0.05 validly issued, fully paid and non-assessable Ordinary Shares, subject to any adjustments made pursuant to the Merger Agreement, and each of the Class Z Warrants of IGPAC was converted into one substantially equivalent warrant to purchase Ordinary Shares (the “Macau Warrants”), subject to the terms of the Merger Agreement. Following the Merger, the Ordinary Shares and the Macau Warrants were quoted on the OTC Bulletin Board under the symbols “MRGLF” and “MRGPF,” respectively. The Macau Warrants have since expired by their terms.

On January 1, 2014, the Company entered into an agreement terminating the Company’s rights to the Profits Interest, which effectively terminated the Company’s business as a VIP Gaming Room Promoter and resulted in the Company becoming a shell company without an operating business.

On September 5, 2014, (i) Sino-America Gaming Investment Group, LLC, which is owned and controlled by Michael Foxman, acquired 11,242,002 of the Company’s shares from Long Jin Chung and Bo Wang (the “Controlling Shares”), (ii) each of the Company’s then officers and directors other than Cheok Va Lam resigned from their positions with us, (iii) Michael Foxman was appointed a director, and (iii) James Preissler was appointed the Company’s Chief Financial Officer.

