Form 20-F
period 2013-12-31
Macau Resources Group Ltd
filed 2015-02-23
CIK 1557436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ____________

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

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes ☐ No

ii

iii

INTRODUCTION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated, the “Company,” “Macau Resources”, “we,” “us” and “our” refer to Macau Resources Group Limited, a company formed in the British Virgin Islands.

Our financial statements are set out on pages F-1 to F-14 of this Annual Report (refer to Item 18 “Financial Statements”).

References to “Ordinary Shares” are to our ordinary shares, no par value per share.

Our fiscal year ends on December 31 and references in this Annual Report to any specific fiscal year are to the twelve month period ended on December 31 of such year.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics And Expected Timetable

Not applicable.

Item 3.           Key Information

A.    Selected Financial Data

The following summary combined financial data for the period from May 20, 2011 (Inception) to December 31, 2011 and for the years ended December 31, 2012 and 2013 and as of December 31, 2011, 2012 and 2013 have been derived from the Company’s audited combined financial statements included in this Annual Report beginning on page F-1. Certain factors that affect the comparability of the information set forth in the following table are described in the “Operating and Financial Review and Prospects,” and such financial statements and the related notes thereto included elsewhere in this Annual Report. All financial information reported below is in U.S. Dollars.

Combined Statements of Operations and Other Comprehensive Loss Data:	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Period from May 20, 2011(Inception) to December 31, 2011
Revenue from VIP Gaming Operations	$27,580,706	$32,196,128	$22,553,148
Total Expenses	28,278,783	31,120,460	16,826,684
Operating income (loss) including pre-acquisition earnings	(697,920)	1,075,668	5,726,464
Prior owners interest in pre-acquisition (profits) losses	868,271	(1,080,051)	(5,727,620)
Net loss attributable to ordinary shareholders	170,351	(4,383)	(1,156)
Comprehensive (income) loss	170,736	(4,388)	$(1,159)
Net (income) loss per share – Basic and Diluted	0.01	*	*
Weighted average common equivalent shares outstanding – Basic and Diluted	14,960,976	14,295,836	14,295,836

* Less than $0.01 per share.

Combined Balance Sheet Data:	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Total Assets, all Current	$16,220	$358,923	$87,212
Total Liabilities	$10,649,729	$8,227,753	$5,757,886

Total shareholders’ deficit	$(10,633,509)	$(7,868,830)	$(5,670,674)

Cash flows provided by (used in) operating activities:	Year Ended December 31, 2012	Year Ended December 31, 2012	(Date of Inception) To December 31, 2011
Net income (loss) attributable to ordinary shareholders	$585,797	$(4,383)	$(1,156)
Net Cash provided by (used in) operating activities	2,945,452	2,171,680	5,665,468
Cash flows provided by (used in) financing activities	-	-	-
Net cash provided by (used in) financing activities	(2,945,671)	(2,171.678)	(5,665,469)
Cash and cash equivalents at end of period	$-	$-	-

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

As of December 31, 2014, our officers and directors hold 81.8% of the total outstanding shares of our Company. As a result of their substantial equity and voting interests, our officers and directors will, when acting together, have significant influence in, among other things, the election of a majority of our directors, including the collective ability to nominate directors; the appointment and change of our management; our legal and capital structure; and our day-to-day operations. They also enact influence over approving material mergers, acquisitions, dispositions and other business combinations, as well as approving any other material transactions and financings. These actions may be taken in many cases without the approval of the independent non-executive directors or other shareholders and the interests of our officers and directors may conflict with the interests of the public shareholders.

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

C.    Organizational Structure

As of the date of this Annual Report, Macau Resources does not have any subsidiaries.

D.    Property, Plants and Equipment

Macau Resources currently operates from Room 203, 2/F, 139-141 Wai Yip Street, Kwun Tong, Kowloon, Hong Kong.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion relates to our business and financial results as of December 31, 2013. As we discuss above, we are not conducting these operations on a go-forward basis and are instead seeking to begin a business in the slot leasing and gaming technology industries.

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

	December 31,	December 31,	December 31,
	2013	2012	2011

Period end HK$: US$ exchange rate	$7.7679	$7.7514	$7.7681
Average period HK$: US$ exchange rate	$7.7849	$7.7571	$7.7849

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

Year Ended December 31, 2012

For the year ended December 31, 2012, the revenue generated by the Hung Lei VIP Room as the promoter was $32,196,128. This revenue represents the share of winnings payable under the promoter agreement plus the expense allowance based upon the rolling chip turnover. For the year ended December 31, 2012, the business incurred commissions to agents of $28,796,582, or 89.4% of revenue, and selling, general and administrative expenses of $2,087,536, or 6.5% of revenue. The tax imposed on the rolling chip turnover for the period was $236,342, or 0.7% of revenue. Net income for the period, including the prior owner’s interest in pre-acquisition profits, before any currency adjustment was $1,075,668, or 3.3% of revenue. The win rate for the period was less than the statistical probability associated with the room which reduced the net income below statistical rooms. The net loss attributable to ordinary shares holders was $4,383.

Year Ended December 31, 2013

For the year ended December 31, 2013, the revenue generated by the Hung Lei VIP Room as the promoter was $27,580,706. This revenue represents the share of winnings payable under the promoter agreement plus the expense allowance based upon the rolling chip turnover. For the year ended December 31, 2013, the business incurred commissions to agents of $25,799,947, or 93.5% of revenue, and selling, general and administrative expenses of $2,262,783, or 8.2% of revenue. The tax imposed on the rolling chip turnover for the period was $215,896, or 0.7% of revenue. Net loss for the period, before any currency adjustment was $282,474, or 0.8% of revenue. The win rate for the period was less than the statistical probability associated with the room which reduced the net income below statistical rooms. In addition, the selling, general and administrative expenses increased during the period due to increased legal and professional fees associated with our acquisition of IGPAC.

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

Item 6.           Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report:

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

Committees of the Board

As of the date of this Annual Report, we currently do not have an Audit Committee, Nominating and Corporate Governance Committee or Compensation Committee.

D.    Employees

We had 3 employees as of December 31, 2013 and two as of December 31, 2014. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E.     Share Ownership

See Item 7.A below.

Item 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares by:

•	each of our directors and executive officers as of December 31, 2014; and

•	each person known to us to own beneficially more than 5% of our Ordinary Shares as of December 31, 2014.

The calculations in the shareholder table below are based on 15,270,840 Ordinary Shares issued and outstanding as of October December 23, 2014. Beneficial ownership is determined in accordance with the rules and regulations of the Commission. As of the date of this Annual Report, the Company has not issued to any person any option, warrant or other right to acquire Ordinary Shares.

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

As of December 31, 2014, the number of Ordinary Shares held in the United States and the number of record holders in the United States were 1,684,016 and 111, respectively.

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

B.    Related Party Transactions

During the period commencing on January 1, 2012 and ended December 31, 2014, we entered into the following related party transactions. The term “related party transactions” means transactions or loans between the Company and (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families; (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals.

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

A.    Combined Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

B.    Significant Changes to Financial Information

Our combined financial statements are set out on pages F-1 to F-13 of this Annual Report (refer to Item 18).

Item 9.	The Offer and Listing

A.    Offer and Listing Details

Our Ordinary Shares are quoted on the OTC Pink Market under the symbol “MRGLF.” Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the OTC Pink Market since such shares were first listed following the closing of the Merger.

Period Covered	High	Low
	(in $0.00)
Year ending December 31, 2011	1.00	1.00
Year ending December 31, 2012	1.00	1.00
Year ending December 31, 2013	1.00	0.90
Year ending December 31, 2014	1.00	1.00

Quarter ended March 31, 2012	1.00	1.00
Quarter ended June 30, 2012	1.00	0.90
Quarter ended September 30, 2012	1.00	0.90
Quarter ended December 31, 2012	1.00	1.00
Quarter ended March 31, 2013	1.00	1.00
Quarter ended June 30, 2013	1.00	0.90
Quarter ended September 30, 2013	1.00	0.90
Quarter ended December 31, 2013	1.00	1.00
Quarter ended March 31, 2014	1.00	1.00
Quarter ended June 30, 2014	1.00	1.00
Quarter ended September 30, 2014	1.00	1.00
Quarter ended December 31, 2014	1.00	1.00

Month ended June 30, 2014	1.00	1.00
Month ended July 31, 2014	1.00	1.00
Month ended August 31, 2014	1.00	1.00
Month ended September 30, 2014	1.00	1.00
Month ended October 31, 2014	1.00	1.00
Month ended November 30, 2014	1.00	1.00
Month ended December 31, 2014	1.00	1.00

Holders of Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that a Holders of Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

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

C.    Material Contracts

The Company has not entered into any material agreements which are not described elsewhere in this Annual Report.

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

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer, who is our principal executive officer, and Chief Financial Officer, who is our principal financial officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2013 were not effective due to the reasons described under “Management’s Annual Report on Internal Control over Financial Reporting”.

Disclosure controls and procedures are designed to provide that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.    Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

In connection with the Merger, on April 26, 2013, our management immediately took full responsibility for all accounting and finance functions for the combined entity. This constituted a significant change to internal controls over financial reporting in the latest fiscal year. Because the only meaningful internal controls over financial reporting that existed at December 31, 2013 belong to companies that were previously private, there has not been sufficient time to document and test those controls and management has excluded the report on internal controls over financial reporting from this 20-F.

Notwithstanding that management did not conduct an evaluation of the effectiveness of our internal controls, due to the material weakness described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2013 due to the material weaknesses described below.

The specific material weaknesses and significant deficiencies identified by the Company’s management as of December 31, 2013 are as follows:

•	The ability of the Company to record transactions and provide appropriate disclosures in a timely fashion in accordance with U.S. GAAP. The staff in our accounting department as of December 31, 2013 was inexperienced in US GAAP. As they were primarily engaged in ensuring compliance with Hong Kong accounting and reporting requirements for our VIP Gaming Promoter, they were not required to meet or apply US GAAP requirements. The accounting skills and understanding necessary to fulfill the requirements of US GAAP-based reporting, including the preparation of financial statements and consolidation, are inadequate.

•	We did not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of US GAAP commensurate with our financial reporting requirements, which resulted in internal control deficiencies that were identified as being a material weakness.

As the Company disposed of its operating business as of January 1, 2014, it does not anticipate hiring additional staff to resolve the material weaknesses described above until it acquires another business.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Commission that permit the Company to provide only a management’s report in this Annual Report.

C.    Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.    Changes in Internal Control Over Financial Reporting

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy the weakness and deficiencies, including (1) hiring additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements, and (2) providing external and internal training to our accounting personnel. However, the implementation of these measures may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our equity and/or debt may be adversely impacted.

Item 16A.      Audit Committee Financial Expert

We do not currently have an Audit Committee. The Board of Directors does not currently have an “audit committee financial expert”.

Item 16B.      Code Of Ethics

We have not adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. We plan to adopt a Code of Conduct in 201.

Item 16C.      Principal Accountant Fees and Services

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2011 and 2012 by AJ Robbins, PC, the Company’s principal accounting firm:

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2013

Audit Fees (1)	$147,036	$50,000

Audit-Related Fees (2)	$52,005	0

Tax Fees (3)	0	0

All Other Fees (4)	0	0

Total	$199,041	$50,000

(1)	Audit Fees consist of fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not included within the category Audit Fees.

(3)	Tax Fees consist of fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	All Other Fees consist of fees billed products and services provided by the principal accountant, other than the services included within the categories “Audit Fees,” “Audit-Related Fees,” and “Tax Fees.”

Our Board of Directors has established pre-approval and procedures for the engagement of its public accounting firm for audit and non-audit services. The Board of Directors reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services, as defined by the Sarbanes-Oxley Act of 2002.

Item 16D.	Exemptions From The Listing Standards For Audit Committees

Not applicable.

Item 16E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Our audited Financial Statements are included as the “F” pages attached to this report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with U.S. GAAP.

Item 18.	Financial Statements

The Company has elected to provide financial statements pursuant to Item 17 of this Annual Report.

Item 19.	Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of Macau Resources Group Limited (incorporated by reference to Exhibit 3.1 from our F-4 registration statement (File No. 333-183853), as amended, initially filed with the Commission on September 12, 2012).
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
101.1	Interactive Data Files*

* To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Macau Resources Group Limited

	By:	/s/ Cheok Va Lam
	Name:	Cheok Va Lam
	Title:	Chief Executive Officer

Dated: February 23, 2015

Macau Resources Group Limited
(formerly known as Speedy Cosmo Limited)

Index to Consolidated and Combined Financial Statements

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Consolidated and Combined Balance Sheets as of December 31, 2013, 2012 and 2011	F-3

Consolidated and Combined Statements of Operations and Other Comprehensive Income (Loss) for the Years Ended December 31, 2013 and 2012 and for the Period From May 20, 2011 (Date of Inception) to December 31, 2011	F-4

Consolidated and Combined Statements of Shareholders’ Deficit for the Years Ended December 31, 2013 and 2012 and for the Period Ended December 31, 2011	F-5

Consolidated and Combined Statements of Cash Flows for the Years Ended December 31, 2013 and 2012 and for the Period From May 20, 2011 (Date of Inception) to December 31, 2011	F-6

Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Macau Resources Group Limited (fka Speedy Cosmo Limited)

We have audited the accompanying consolidated and combined balance sheets of Macau Resources Group Limited (fka Speedy Cosmo Limited) and subsidiary (the “Company”), as of December 31, 2013, 2012, and 2011, and the related consolidated and combined statements of operations and other comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years ended December 31, 2013 and 2012, and the period from inception, May 20, 2011, to December 31, 2011. Macau Resources Group Limited’s management is responsible for these consolidated and combined financial statements. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated and combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Macau Resources Group Limited and subsidiary as of December 31, 2013, 2012, and 2011, and the results of its operations and its cash flows for each of the years ended December 31, 2013 and 2012 and for the period from inception, May 20, 2011, to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Littleton, Colorado
February 10, 2015

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

CONSOLIDATED AND COMBINDED BALANCE SHEETS

	December 31, 2013	December 31, 2012	December 31, 2011
		(A)	(A)
ASSETS
Current Assets
Accounts receivable	$3,047	$345,915	$73,601
Other assets	13,173	13,008	13,611
Total Current Assets	16,220	358,923	87,212

LIABILITIES AND OWNER'S EQUITY

Commission payable	$3,518,400	$1,643,573	$2,427,309
Accrued expenses	163,090	133,732	155,275
Line of credit	6,436,746	6,450,448	2,827,400
Advance commission from Galaxy Casino	531,493	-	347,902
Total Liabilities	10,649,729	8,227,753	5,757,886

Commitments and Contingencies:

SHAREHOLDERS' DEFICIT:
Ordinary shares, no par value, unlimited authorized shares, 15,270,840, 14,295,836 and 14,295,836 shares issued and outstanding, respectively	100	100	100
Subscription receivable	(100)	(100)	(100)
Accumulated deficit	164,812	(5,539)	(1,156)
Advance to owner	(10,798,698)	(7,863,283)	(5,669,515)
Accumulated comprehensive loss	377	(8)	(3)
Total shareholders' deficit	(10,633,509)	(7,868,830)	(5,670,674)
Total Liabilities and Shareholder's deficit	$16,220	$358,923	$87,212

The accompanying notes are an integral part of these consolidated and combined financial statements.

(A)	Represents the combined balance sheets of Macau Resources Group Limited and the Operations of the Hung Lei VIP Club

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

			For the Period
	For the Year	For the Year	From May 20, 2011
	Ended	Ended	(Date of Inception)
	December 31, 2013	December 31, 2012	To December 31, 2011
		(A)	(A)

Revenue from VIP Gaming Operations	$27,580,706	$32,196,128	$22,553,148

Expenses
Commission to agents	25,799,947	28,796,582	15,597,278
Selling, general and administrative expenses	2,262,783	2,087,536	1,057,787
Special rolling tax	215,896	236,342	171,619
Total Expenses	28,278,626	31,120,460	16,826,684
Operating income (loss) including pre-acquisition earnings	$(697,920)	$1,075,668	$5,726,464

Prior owners' interest in pre-acquisition (profits) losses	868,271	(1,080,051)	(5,727,620)

Net income (loss) attributable to ordinary shareholders	170,351	(4,383)	(1,156)

Comprehensive income (loss)
Foreign currency translation adjustment	385	(5)	(3)
Comprehensive income (loss)	$170,736	$(4,388)	$(1,159)

Net income (loss) per share - Basic and Diluted	$0.01	$ *	$ *

Weighted average ordinary shares outstanding - Basic and Diluted	14,960,976	14,295,836	14,295,836

The accompanying notes are an integral part of these consolidated and combined financial statements.

*	Less than $0.01 per share
(A)	Represents the combined statements of operations of Macau Resources Group Limited and the Operations of the Hung Lei VIP Club

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 AND FOR THE PERIOD ENDED DECEMBER 31, 2011

				Accumulated			Owners Equity	Total
	Ordinary Shares		Subscription	Comprehensive	Accumulated	Advance To	(Deficit)	Shareholders'
	Shares	Amount	Receivable	Loss	Deficit	Owner	Pre-Acquisition	Deficit
Balance, May 20, 2011 (Date of Inception)	-	$-	$-	$-	$-	$-	$-	$-

Issued 14,295,836 shares for $100 on November 1, 2011	14,295,836	100	(100)	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	(3)	-	-	2,922	2,919

Distribution to owner	-	-	-	-	-	-	(5,730,542)	(5,730,542)

Advance to owner	-	-	-	-	-	(5,669,515)	-	(5,669,515)

Net income	-	-	-	-	(1,156)	-	5,727,620	5,726,464

Balance, December 31, 2011 (A)	14,295,836	100	(100)	(3)	(1,156)	(5,669,515)	-	(5,670,674)

Foreign currency translation adjustment	-	-	-	(5)	-	-	25,601	25,596

Distribution to owner	-	-	-	-	-	-	(1,105,652)	(1,105,652)

Advance to owner	-	-	-	-	-	(2,193,768)	-	(2,193,768)

Net income	-	-	-	-	(4,383)	-	1,080,051	1,075,668

Balance, December 31, 2012 (A)	14,295,836	100	(100)	(8)	(5,539)	(7,863,283)	-	(7,868,830)

Effect of reverse merger	975,004	-	-	-	-	-	-	-

Foreign currency translation adjustment	-	-	-	385	-	-	-	385

Net (advance to) contribution by owner	-	-	-	-	-	-	868,271	868,271

Advance to owner	-	-	-	-	-	(2,935,415)	-	(2,935,415)

Net income (loss)	-	-	-	-	170,351	-	(868,271)	(697,920)

Balance, December 31, 2013	15,270,840	$100	$(100)	$377	$164,812	$(10,798,698)	$-	$(10,633,509)

The accompanying notes are an integral part of these consolidated and combined financial statements.

(A)	Represents the combined statements of Shareholders' deficit of Macau Resources Group Limited and the Operations of the Hung Lei VIP Club

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

			For the Period
	For the	For the	From May 20, 2011
	Year Ended	Year Ended	(Date of Inception)
	December 31, 2013	December 31, 2012	To December 31, 2011
		(A)	(A)
Cash flows provided by (used in) operating activities:
Net income (loss) attributable to ordinary shareholders	$170,351	$(4,383)	$(1,156)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Change in assets and liabilities
Accounts receivable	341,387	(271,833)	(73,564)
Other assets	(193)	655	(13,604)
Commission payable	1,874,216	(792,417)	2,426,070
Accrued expenses	29,358	(20,959)	154,039
Line of credit payable	-	3,609,591	2,825,958
Advance from Galaxy Casino	530,333	(348,974)	347,725
Net cash provided by (used in) operating activities	2,945,452	2,171,680	5,665,468

Cash flows (used in) investing activities
Net cash used in investing activities	-	-	-

Cash flows used in financing activities
Proceeds from loan payable	-	-	1,156
Debt assumed in merger	74,000
Repayment of debt assumed in merger	(74,000)	(1,160)	-
Advance to owner	(2,945,671)	-	-
Payment of profits to owner	-	(2,170,518)	(5,666,623)
Net cash provided by (used in) financing activities	(2,945,671)	(2,171,678)	(5,665,467)

Net increase in cash and cash equivalents	(219)	2	1
Effect of foreign currency translation on cash	219	(2)	(1)
Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated and combined financial statements.

(A)	Represents the combined statements of Cash Flows of Macau Resources Group Limited and the Operations of the Hung Lei VIP Club

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

NOTES TO COMBINED

FINANCIAL STATEMENTS

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

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

NOTES TO COMBINED

FINANCIAL STATEMENTS

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

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

NOTES TO COMBINED

FINANCIAL STATEMENTS

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

Total rolling chip turnover in the VIP gaming room was approximately $2,166,810,628, $2,363,427,054 and $1,716,184,971 for the years ended December 31, 2013 and 2012 and for the period from May 20, 2011 (date of inception) through December 31, 2011, respectively.

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

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

NOTES TO COMBINED

FINANCIAL STATEMENTS

Advance Commission

Hung Lei received an advance commission in excess of earnings during the year ended December 31, 2013, which was repaid during January 2014, and has been recorded as a liability as of December 31, 2013. Hung Lei received an advance commission in excess of earnings during the period ended December 31, 2011, which was repaid during January 2012, and has been recorded as a liability as of December 31, 2011.

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

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

NOTES TO COMBINED

FINANCIAL STATEMENTS

	December 31,	December 31,	December 31,
	2013	2012	2011

Period end HK$: US$ exchange rate	$7.7679	$7.7514	$7.7681
Average period HK$: US$ exchange rate	$7.7849	$7.7571	$7.7849

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

The components of basic and diluted earnings per share consist of the following:

	For the Year		For the Period
	Ended	For the Year	From May 20, 2011
	December 31, 2013	Ended December 31, 2012	(Date of Inception) To December 31, 2011

Net income (loss) for basic earnings per share	$170,351	$(4,383)	$(1,156)
Basic weighted average number of shares	14,960,976	14,295,836	14,295,836
Net income (loss) per share – basic	$0.01	$(0.00)	$(0.00)
Net income (loss) for diluted earnings per share	170,351	(4,383)	(1,156)
Diluted weighted average number of shares	14,960,976	14,295,836	14,295,836
Net loss per share – diluted	$0.01	$(0.00)	$(0.00)

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

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

NOTES TO COMBINED

FINANCIAL STATEMENTS

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

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2013, 2012 and 2011, there were no amounts that had been accrued with respect to uncertain tax positions.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2013, 2012 and 2011, there were no amounts that had been accrued with respect to uncertain tax positions.

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense. Advertising costs were not significant for the years ended December 31, 2013, 2012 and 2011.

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

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

NOTES TO COMBINED

FINANCIAL STATEMENTS

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

Note 3 – Line of Credit

On May 20, 2011, the Company entered into a line of credit agreement with Galaxy Casino to borrow up to HK$ 50,000,000 (approximately $ $6,440,000) as of December 31, 2013. The line of credit consists of amounts due to Galaxy Casino for advances of non-negotiable chips to Hung Lei. The line of credit is interest free, renewable monthly and secured by the personal check of Mr. Francis Lam (a related party). At December 31, 2013, 2012 and 2011, the outstanding balance under this line of credit was$6,436,746, $6,450,448, and $2,827,400 respectively.

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

Note 5 – Equity

The Company has an unlimited number of authorized, no par value common stock. As of December 31, 2013, 2012 and 2011, the Company has 15,270,840, 14,295,836 and 14,295,836 shares of common stock issued and outstanding. The Company had originally issued 100 shares of common stock upon incorporation. As of result of the merger describe in Note 1, the Company affected a 142,958.36 to 1 stock split. In addition as a result of the merger, the Company also issued 975,004 to the shareholders of IGPAC. The share and per shares information in the accompanying financial statements have been retroactively restated for this stock split.

MACAU RESOURCES GROUP LIMITED

(formerly known as Speedy Cosmo Limited)

NOTES TO COMBINED

FINANCIAL STATEMENTS

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

