Form 20-F/A
period 2013-12-31
Macau Resources Group Ltd
filed 2015-03-02
CIK 1557436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

( )	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(   ) Yes ( x ) No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

(   ) Yes ( x ) No

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

(   ) Yes ( x ) No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

(   ) Yes (   ) No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

( ) Large accelerated filer	( ) Accelerated filer	( x ) Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

( x ) U.S. GAAP	( ) International Financial Reporting Standards as issued	( ) Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

(   ) Item 17 (   ) Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

( x ) Yes (   ) No

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to Macau Resources Group Limited’s Annual Report on Form 20-F (the “Annual Report”) filed with the Securities and Exchange Commission on February 23, 2015, is to furnish the Interactive Data File as Exhibit 101 to the Annual Report in accordance with Rule 405 of Regulation S-T. Exhibit 101 provides the financial statements from the Annual Report formatted in XBRL (eXtensible Business Reporting Language).

No other changes have been made to the Annual Report. This Amendment No. 1 to the Annual Report does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original Annual Report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of Macau Resources Group Limited (incorporated by reference to Exhibit 3.1 from our F-4 registration statement (File No. 333-183853), as amended, initially filed with the Commission on September 12, 2012).
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
101.1	Interactive Data Files

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MACAU RESOURCES GROUP LIMITED

March 2, 2015	By:	/s/ Cheok Va Lam
Cheok Va Lam
Chief Executive Officer